Skadden, Arps, Slate, Meagher & Flom llp

A Delaware Limited Liability Partnership

世達國際律師事務所

30/F, CHINA WORLD OFFICE 2

NO. 1, JIAN GUO MEN WAI AVENUE

BEIJING 100004 CHINA

 TEL: (86-10) 6535-5500

FAX: (86-10) 6535-5577

www.skadden.com

February 5, 2016

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John Reynolds, Assistant Director

Office of Beverages, Apparel and Mining

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Mecox Lane Limited Schedule 13E-3 Filed January 8, 2016 File No. 005-85977

Dear Mr. Reynolds:

On behalf of Mecox Lane Limited, a company organized under the laws of the Cayman Islands (the “Company”), we set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 3, 2016 with respect to the Schedule 13E-3, File No. 005-85977 (the “Schedule 13E-3”) filed on January 8, 2016 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. The Amendment and the Revised Proxy Statement each incorporate the changes made in response to the Staff’s comments, as well as certain other updated information. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided separately to the Staff via email.

February 5, 2016

We represent the special committee (the “Special Committee”) of the board of directors of the Company (the “Board”). To the extent any response relates to information concerning CNshangquan Limited, Cnshangquan E-Commerce Co., Ltd., Sanpower Group Co., Ltd, Yafei Yuan, ChinaEquity USD Fortune Co., Ltd., ChinaEquity USD Fund I L.P., ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd., Chaoyong Wang, Xu Wang, Chinaequity Capital InvestmentsCo., Limited, Chinaequity Investment Co., LTD (北京信中利投资股份有限公司), MINAT ASSOCIATED CO., LTD., and ChinaEquity Alliance Victory Co., Ltd., such response is included in this letter based on information provided to the Company by such other persons or their respective representatives.

Cover Page

1.	Please include the legend required by Rule 13(e)-3(e)(iii).

In response to the Staff’s comment, we have included the legend required by Rule 13(e)-3(e)(iii) in conspicuous bold text. Please refer to page iv of the Revised Proxy Statement.

Item 4. Terms of the Transaction, page 4

2.	We note the references to the amendment and restatement of the existing memorandum and articles and their substitution in the form attached as Appendix II to the Plan of Merger; however, Appendix II does not appear to be attached. Please provide the disclosure required by Item 4 of Schedule 13E-3 regarding such amendment and restatement. Also, please file a copy of Appendix II with your exhibits.

In response to the Staff’s comment, we have updated disclosure on page 4 of the Amendment. In addition, the amended and restated memorandum and articles of association of the surviving company has been included as Appendix II to the Plan of Merger (Annex B) in the Revised Proxy Statement, which is filed as Exhibit (a)-(1) to the Amendment.

February 5, 2016

Proxy Statement

Summary Term Sheet, page 3

3.	Please revise the first full question and answer on page 10 to state whether the Buyer Group determined the transaction is fair to unaffiliated security holders, not just the merger.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 10 and 37 of the Revised Proxy Statement.

4.	Please revise here and Interests of Certain Persons in the Merger on page 59 to identify the natural persons who own the shares attributed to the Buyer Group.

We respectfully advise the Staff that there are no natural persons who own the shares attributed to the Buyer Group. We respectfully draw the Staff’s attention to the disclosures in respect of “Yafei Yuan” on page 4 of the Revised Proxy Statement, and the disclosures in respect of “Chaoyong Wang” and “Xu Wang” on page 5 of the Revised Proxy Statement.

5.	Please provide quantified disclosure where you discuss Per Share Consideration and Per ADS Merger Consideration.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 9, 11, 17, 18, 19 and 24 of the Revised Proxy Statement.

Special Factors, page 26

6.	Where you discuss the contacts, meetings and discussions that took place regarding the going private transaction please identify any members of management who were present at each meeting.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 26 of the Revised Proxy Statement.

7.	Please revise the entry for July 28, 2015 to clarify whether the special committee had the authority to reject the Proposal on behalf of the board of directors.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 26 of the Revised Proxy Statement.

February 5, 2016

8.	Please revise the entry for October 23, 2015 to state the purchase price paid by Cnshangquan E-Commerce in its acquisition of shares in the company in May 2014.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 29 of the Revised Proxy Statement.

Reasons for the Merger and Recommendation…, page 31

9.	Please revise the first paragraph on page 32 to quantify the costs of complying with the U.S. federal securities laws.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 32 of the Revised Proxy Statement.

10.	Refer to the sixth bullet point on page 33. You refer to the “extensive negotiations with the Buyer group” of the transaction price. We are unable to see indications in the “Background” section of such negotiations over the transaction price, which remained the same from the first time the Buyer Group proposed it until the agreement was reached. Apply this comment also to the penultimate bullet point on page 38.

We respectfully advise the Staff that the negotiations with respect to the Per Share Merger Consideration and Per ADS Merger Consideration and other terms and conditions of the Merger Agreement were mainly negotiated between the advisors of the Special Committee and the Buyer Group through various means, including but not limited to phone calls, emails and back-and-forth comments on the draft Merger Agreement, which have been described in the “Special Factors—Background of the Merger”. For example, during the Special Committee’s meeting held on October 8, 2015, the Special Committee instructed Skadden to revise and negotiate with the buyer group various terms of the Merger Agreement, including requesting the buyer group to increase the offer price and bear the ADS cancellation fee. From November 9, 2015 to November 11, 2015, Skadden and GDC had a series of calls to discuss the outstanding issues in the Merger Agreement. On December 10, 2015, GDC sent further revised draft of the Merger Agreement to Skadden, in which the buyer group rejected to increase the offer price. Subsequently on December 12, 2015, Skadden had a call with GDC to discuss the remaining outstanding issues in the Merger Agreement, including the Special Committee’s request for the buyer group to increase the offer price.

February 5, 2016

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 33 and 38 of the Revised Proxy Statement.

11.	Refer to the first bullet point on page 34. Please address how any filing person relying on the Houlihan Lokey opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your shares other than holders of Excluded Shares rather than all security holders unaffiliated with the company.

We respectfully advise the Staff that the term “Excluded Shares” refers to Shares held by the Rollover Shareholders, the Shares held by the ADS Depositary that are not represented by ADSs and the Shares held by Parent, the Company or any of their subsidiaries including such Shares represented by ADSs immediately prior to the Effective Time. Among the Excluded Shares, Shares held by the ADS Depositary that are not represented by ADSs were allotted to the ADS Depositary as a bulk issuance for the use by the Company pursuant to the Company Incentive Plans. However, there are no outstanding restricted share units, options or share appreciation rights or any other awards granted under the Company Incentive Plans as of the date hereof and the Company has no plan to grant any award under the Company Incentive Plans prior to the Effective Time. Thus, such Shares shall be deemed to be held by the ADS Depositary for the Company. The remaining Excluded Shares are held by either the Company or affiliates of the Company (including the Buyer Group). Since none of the unaffiliated security holders as defined under Rule 13(e)-3(a) could be a holder of the Excluded Shares, the Special Committee and the Board, on behalf of the Company, were able to reach the fairness determination as to unaffiliated security holders by relying on the Houlihan Lokey opinion.

12.	Refer to the third full paragraph on page 36. Disclose the basis for your disclosure that the special committee and the board believed the value of the company’s assets that might be realized in a liquidation would be “significantly less” than its going-concern value. We may have further comment.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 36 of the Revised Proxy Statement.

February 5, 2016

Position of the Buyer Group as to Fairness of the Merger, page 37

13.	You disclose in the first sentence here (and on page 52) that each member of the Buyer Group “may be deemed” to be an affiliate of the company. The identification of a filing person on the Schedule 13E-3 renders this disclaimer inappropriate. Please disclose that the filing persons “are” affiliates of the company.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 37 and 52 of the Revised Proxy Statement.

14.	Refer to the third bullet point on page 38. Quantify the “increased costs of regulatory compliance” referenced.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 38 of the Revised Proxy Statement.

Certain Financial Projections, page 40

15.	Please disclose the full set of financial projections made available to Houlihan Lokey instead of a summary as you indicate on page 41.

In response to the Staff’s comment, the disclosure has been revised on page 42 of the Revised Proxy Statement to include the full set of financial projections.

16.	We note that you have included non-GAAP financial measures in the projected financial information. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

We respectfully advise the Staff that we believe Rule 100 of Regulation G does not apply here, because the non-GAAP financial information is being disclosed pursuant to Item 1015(b)(6) of Regulation M-A as part of the financial projections prepared by the Company’s management and used as the bases for Houlihan Lokey in connection with their delivery of the fairness opinion. Furthermore, the Company used non-GAAP net profit (loss) to exclude share-based compensation expenses in its past practices, while the Company no longer has any share-based compensation outstanding. Therefore, despite that the Company’s management used a non-GAAP measure, being the non-GAAP net profit, in preparing the financial projections, the non-GAAP number would be identical to the net profit number prepared and presented in accordance with GAAP.

February 5, 2016

Opinion of the Special Committee’s Financial Advisor, page 43

17.	Refer to the third bullet point on page 43. If true, please include a cross-reference to the financial projections where you refer to the Management Projections.

In response to the Staff’s comment, the disclosure has been revised on page 43 of the Revised Proxy Statement to include the cross-reference.

18.	Refer to the disclosure in the fourth paragraph on page 45 indicating that “Houlihan Lokey’s opinion is furnished for the use of the special committee (solely in its capacity as such) in connection with its evaluation of the merger and may not be used for any other purpose without Houlihan Lokey’s prior written consent.” Please also refer to similar language contained in Houlihan Lokey’s opinion. It is not appropriate for the financial advisor to disclaim reliance. Please disclose in the proxy statement that Houlihan Lokey has consented to use of their materials in the proxy statement, or advise.

In response to the Staff’s comment, the disclosure has been revised on page 45 and page C-3 of the Revised Proxy Statement. In addition, the disclosure has been revised on page 45 of the Revised Proxy Statement to confirm that Houlihan Lokey has consented to use of their materials in the proxy statement.

Financing of the Merger, page 56

19.	Please describe any material conditions to the equity financing as required by Item 1007 of Regulation M-A.

We respectfully draw the Staff’s attention to the disclosure on page 57 of the preliminary proxy statement that “[t]he equity commitment of the Sponsor is conditioned upon (i) the satisfaction or waiver at the closing of the Merger of each of the conditions to Parent’s and Merger Sub’s obligations to effect the Merger pursuant to the Merger Agreement (other than those conditions that by their nature are to be satisfied at the closing) and (ii) the occurance of the closing of the Merger.”

Interests of Certain Persons in the Merger, page 59

20.	Please disclose the amount of proceeds each director and officer will receive as a result of the transaction, if any.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 59 of the Revised Proxy Statement.

February 5, 2016

Security Ownership of Certain Beneficial Owners…, page 99

21.	You indicate in the table that CNshangquan owns 0.33% of the shares. Please revise or advise. Also, please identify the individual persons who have ultimate voting or investment control over the shares held by the principal shareholders.

We respectfully advise the Staff that “0.33%” was a typo. In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 99 and 100 of the Revised Proxy Statement.

Where you can find more information, page 103

22.	We note that you are attempting to incorporate by reference information from your Form 6-Ks. Please clarify which documents you are incorporating by reference.

We respectfully advise the Staff that, the reports on Form 6-K furnished by the Company to the SEC on July 22, 2015, July 30, 2015, September 14, 2015 and December 22, 2015 are incorporated by reference. Please refer to the updated disclosure on page 103 of the Revised Proxy Statement.

23.	Given the date of your audited financial statements, please clarify where you have provided the interim financial information required by Item 13 of Schedule 13E-3.

We respectfully advise the Staff that Item 13 of Schedule 13E-3 requires the subject company to furnish audited financial statements for the two fiscal years required to be filed with such company’s most recent annual report and unaudited financial information to be included in such company’s most recent quarterly report filed under the Exchange Act. However, the Company, as a foreign private issuer, is not required by the Exchange Act to file any quarterly report. Therefore, the Company has not filed any quarterly report with the SEC to provide its interim financial information.

*        *        *

February 5, 2016

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, CNshangquan Limited, Cnshangquan E-Commerce Co., Ltd., Sanpower Group Co., Ltd, Yafei Yuan, ChinaEquity USD Fortune Co., Ltd., ChinaEquity USD Fund I L.P., ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd., Chaoyong Wang, Xu Wang, Chinaequity Capital InvestmentsCo., Limited, Chinaequity Investment Co., LTD (北京信中利投资股份有限公司), MINAT ASSOCIATED CO., LTD. and ChinaEquity Alliance Victory Co., Ltd.

If you have any questions regarding the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact the undersigned by phone at +86 10 6535-5599 or by e-mail at peter.huang@skadden.com.

Very truly yours,

Skadden, Arps, Slate, Meagher & Flom LLP

/s/ Peter X. Huang
Peter X. Huang, Esq.

Enclosures

cc:	Xionsheng Yang
(Mecox Lane Limited)

Fang Xue, Esq
(Gibson Dunn & Crutcher LLP)

Exhibit A

Acknowledgement

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 3, 2016 with respect to the Schedule 13E-3, File No. 005-85977 (the “Schedule 13E-3”), filed on January 8, 2016 by Mecox Lane Limited and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 1 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mecox Lane Limited

By	/s/ Xiongsheng Yang
Name:	Xiongsheng Yang
Title:	Chairman of the Special Committee

MINAT ASSOCIATED CO., LTD.

By	/s/ Dan Chen
Name:	Dan Chen
Title:	Director

ChinaEquity Alliance Victory Co., Ltd.

By	/s/ Xu Wang
Name:	Xu Wang
Title:	Director

CNshangquan Limited

By	/s/ Wei Zhu
Name:	Wei Zhu
Title:	Authorized Signatory

Cnshangquan E-Commerce Co., Ltd.

By	/s/ Wei Zhu
Name:	Wei Zhu

Sanpower Group Co., Ltd

By	/s/ Wei Zhu
Name:	Wei Zhu

Yafei Yuan

/s/ Yafei Yuan

ChinaEquity USD Fortune Co., Ltd.

By	/s/ Chaoyong Wang
Name:	Chaoyong Wang
Title:	Director

ChinaEquity USD Fund I L.P.

By	/s/ Chaoyong Wang
Name:	Chaoyong Wang
Title:	Duly authorized signatory under Power of Attorney effective as of October 15, 2013

ChinaEquity USD Investment GP L.P.

By	/s/ Chaoyong Wang
Name:	Chaoyong Wang
Title:	Duly authorized signatory under Power of Attorney effective as of October 15, 2013

ChinaEquity USD Investment Management Co.

By:	/s/ Chaoyong Wang
Name:	Chaoyong Wang
Title:	Director

ChinaEquity Global Holding Co., Ltd.

By:	/s/ Xu Wang
Name:	Xu Wang
Title:	Director

Chaoyong Wang

/s/ Chaoyong Wang

Xu Wang

/s/ Xu Wang

Chinaequity Capital Investments Co., Limited

By:	/s/ Chaoyong Wang
Name:	Chaoyong Wang
Title:	Authorized Signatory

北京信中利投资股份有限公司

By:	/s/ Chaoyong Wang
Name:	Chaoyong Wang
Title:	Authorized Signatory